# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 05/23/2025
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu c/o Grindr Inc, 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069, (310) 878-9648

## Reporting persons
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 27,443,623; shared voting power 0; sole dispositive power 27,443,623; shared dispositive power 0; aggregate amount beneficially owned 27,443,623 (14% of the class)
  Comment: The shares of Common Stock (as defined herein) set forth in Rows 7, 9 and 11 of this Cover Page consists of (i) 2,189 shares of the Common Stock of the Issuer (as defined herein) underlying restricted stock units held by Mr. James Fu Bin Lu that will vest within 60 days of this statement and (ii) 27,441,434 shares of Common Stock held by Longview Grindr Holdings Limited and Longview Capital Group Limited.
  
  The percentage set forth in Row 13 of this Cover Page is based on 195,884,554 shares of Common Stock of the Issuer outstanding as of May 5, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 27,441,434; shared voting power 0; sole dispositive power 27,441,434; shared dispositive power 0; aggregate amount beneficially owned 27,441,434 (14% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 195,884,554 shares of Common Stock of the Issuer outstanding as of May 5, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 27,441,434; shared voting power 0; sole dispositive power 27,441,434; shared dispositive power 0; aggregate amount beneficially owned 27,441,434 (14% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 195,884,554 shares of Common Stock of the Issuer outstanding as of May 5, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment:
This Amendment No. 6 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. James Fu Bin Lu beneficially owns an aggregate of 27,443,623 shares of Common Stock, which represents approximately 14.0% of the Issuer's issued and outstanding Common Stock, consisting of (i) 2,189 shares of the Issuer's Common Stock underlying restricted stock units beneficially owned by Mr. Lu that will vest within 60 days of this statement and (ii) 27,441,434 shares of Common Stock beneficially owned by Longview Grindr Holdings Limited ("Longview Grindr") and Longview Capital Group Limited ("Longview" and, together with Mr. Lu and Longview Grindr, the "Reporting Persons").

The percentage set forth in this Item 5 is based on 195,884,554 shares of Common Stock of the Issuer outstanding as of May 5, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached to the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 27,443,623 shares of Common Stock.
Transactions in the class effected during the past sixty days:
Mr. Lu previously transferred for no consideration (i) 1,755,523 shares of Common Stock directly owned by him and (ii) all of the shares of Common Stock owned by another personal entity of Mr. Lu's, Longview Capital SVH LLC, to Longview Grindr.

During the last 60 days, the Reporting Persons effected the following transactions in the Common Stock:

On May 12, 2025 Longview Grindr sold 480,770 shares of Common Stock for a weighted average price of $23.78 per share (in multiple transactions at prices per share ranging from $23.46 to $24.41, inclusive) in open market sales.
On May 13, 2025, Longview Grindr sold 1,073,942 shares of Common Stock for a weighted average price of $24.01 per share (in multiple transactions at prices per share ranging from $23.69 to $24.52, inclusive) in open market sales.
On May 14, 2025, Longview Grindr sold 200,811 shares of Common Stock for a weighted average price of $24.05 per share (in multiple transactions at prices per share ranging from $23.75 to $24.205, inclusive) in open market sales.
On May 22, 2025, Longview Grindr sold 168,009 shares of Common Stock for a weighted average price of $23.98 per share (in multiple transactions at prices per share ranging from $23.75 to $24.43, inclusive) in open market sales.
On May 23, 2025, Longview Grindr sold 229,627 shares of Common Stock for a weighted average price of $23.98 per share (in multiple transactions at prices per share ranging from $23.57 to $24.08, inclusive) in open market sales.
On May 27, 2025, Longview Grindr sold 251,898 shares of Common Stock for a weighted average price of $23.85 per share (in multiple transactions at prices per share ranging from $23.67 to $24.095, inclusive) in open market sales.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The prior description of the Financing Arrangement in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Longview Grindr has pledged all or substantially all of the shares Common Stock held thereby to certain lenders in connection with a financing arrangement. Under the financing arrangement, Longview Grindr retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (05/28/2025)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (05/28/2025)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (05/28/2025)